Exhibit 4.1

Share Certificate

Certificate Number	Number of Shares

Jingrui Wang Pu Holdings Group Ltd.

Incorporated under the Law of the Cayman Islands

Authorized Share Capital is US$50,000 divided into

(i)            90,000,000 class A ordinary shares, par value $0.0005 per share; and

(ii)            10,000,000 class B ordinary shares, par value $0.0005 per share.

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] shares of [Value] each being [partly paid to the extent of [amount in words] [amount in numerals] per share]]/[fully paid][and numbered [number]] in the above-named company, subject to the memorandum and articles of association of the Company.

GIVEN under the Common Seal of the said Company this [date].

The Common Seal of the Company was hereunto affixed.

Director